Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2002	2001	2000	1999	1998
Earnings:	(In Millions)

Earnings (loss) before income taxes,
extraordinary item and cumulative effect	$ (3,205)	$(3,357)	$ 431	$ 1,942	$ 1,256
Undistributed (earnings) losses of affiliates	8	30	13	(20)	(62)
Fixed charges, from below	775	864	1,046	993	986
Interest capitalized	(25)	(79)	(77)	(75)	(105)
Earnings	$ (2,447)	$(2,542)	$ 1,413	$ 2,840	$ 2,075

Fixed charges:

Interest expense	$ 590	$ 525	$ 402	$ 362	$ 355
Portion of rental expense representative
of the interest factor	185	339	644	631	631
Fixed charges	$ 775	$ 864	$1,046	$ 993	$ 986

Ratio of earnings to fixed charges	(a)	(a)	1.35	2.86	2.10

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(a) Earnings were inadequate to cover fixed charges by $3.2 billion in 2002 and $3.4 billion in 2001.